SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE REPORTS FINANCIAL RESULTS FOR Q2 2019

August 29, 2019

TORONTO, ON, CANADA - Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q2 2019. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete unaudited interim financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Q2 2019 Highlights

(Refer to Non-GAAP Measures, Gross Margin, and EBITDA discussion below)

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EBITDA in Q2 2019 improved by 101% compared to Q2 2018, an EBITDA improvement of $680,426. Q2 2019 EBITDA was positive $6,174 vs Q1 2018 EBITDA loss of $674,252.

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EBITDA in the six months ended June 30, 2019 improved by 104% compared to the six months ended June 30, 2018, an EBITDA improvement of $1,186,397. For the six months ended June 30, 2019 EBITDA was positive $43,443 compared to the six months ended June 30, 2018 EBITDA loss of $1,142,954.

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The Company has been EBITDA positive for the last four consecutive quarters from Q3 2018 to Q2 2019, recognizing EBITDA of $388,772 over these four quarters.

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Revenue for Q2 2019 decreased by 20% compared to Q2 2018. Revenue for Q2 2019 was $2.41MM compared to revenue for Q2 2018 of $3.02MM. However, this decrease was due to an increase in higher margin revenue, which is recognized over a longer time period. As a result, while total revenue realized in the quarter decreased, this was offset by higher margins and lower operating expenses, resulting in a 101% increase in EBITDA in Q2 2019 compared to Q2 2018.

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Gross margin in Q2 2019 was 76% compared to 51% in Q2 2018.

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Revenue for the six months ended June 30, 2019 decreased by 10% compared to the six months ended June 30, 2018. Revenue for the six months ended June 30, 2019 was $5.28MM compared to revenue for the six months ended June 30, 2018 of $5.89MM. However, while total revenue realized in the six months decreased, this was offset by lower operating expenses, resulting in a 104% increase in EBITDA in the first half of Fiscal 2019 compared to Fiscal 2018.

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Gross margin for the six months ended June 30, 2019 was 76% compared to 57% for the six months ended June 30, 2018.

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The Company continued to focus on cost improvements from its integration efforts, resulting in the following Q2 2019 cost savings compared to Q2 2018:

- Salaries and compensation expenses decreased by approximately US $405k or 22%;

- General and administrative expenses decreased by approximately US $42k or 16%;

- Professional fees expenses decreased by approximately US $5k or 28%;

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The following are cost savings recognized in the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

- Salaries and compensation expenses decreased by approximately US $705k or 19%;

- General and administrative expenses decreased by approximately US $83k or 16%;

“Q2 2019 represents our fourth consecutive quarter that we have achieved positive EBITDA. This is a significant achievement for us, and I would like to thank our employees for executing to our plan and our clients for continuing to invest their budgets with us. While our growth might appear weak, our revenue mix has improved significantly, as we enter into larger contracts with long term recurring revenue streams. As a result our business is far more healthier today than in its history, by any metric, financial or otherwise. We are continuing to see the market signals that give us the comfort that our strategy to grow sustainably and disrupt the multiple industries we play in as an achievable goal in the foreseeable future,” said Atul Sabharwal, Founder & CEO of Snipp.

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest, foreign exchange and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

The Following are calculations of EBITDA:

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018

	USD	USD	USD	USD
Net loss before interest, foreign exchange and taxes	(577,621)	(1,234,544)	(1,131,598)	(2,275,668)

Amortization of intangibles	535,670	477,814	1,063,398	947,942
Depreciation of equipment	6,706	7,917	14,135	14,528
Stock-based compensation	41,419	74,561	97,508	170,244

EBITDA	6,174	(674,252)	43,443	(1,142,954)

The Following are calculations of Gross Margin:

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018

	USD	USD	USD	USD

Revenue	2,407,354	3,019,342	5,282,423	5,891,859

Less:
Campaign infrastructure	587,177	1,480,785	1,280,602	2,509,869

Gross Margin	1,820,177	1,538,557	4,001,821	3,381,990

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. Snipp is ranked amongst the top 500 fastest growing companies in North America on Deloitte’s Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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